Issuer Free Writing Prospectus dated April 17, 2019

Filed Pursuant to Rule 433

Relating to the Preliminary Prospectus dated April 8, 2019 and

Registration Statement No. 333-230451

Supplement and Update to Preliminary Prospectus

Dated April 8, 2019

This free writing prospectus relates to the initial public offering of shares of common stock of HOOKIPA Pharma Inc. (the “Company”) and updates and supplements the preliminary prospectus dated April 8, 2019 (the “Preliminary Prospectus”) that was included in Amendment No. 1 to the Registration Statement on Form S-1 relating to this offering of the Company’s common stock. The most recent Preliminary Prospectus can be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/1760542/000104746919002035/a2238259zs-1a.htm

The following information supplements and updates the information contained in the Preliminary Prospectus.

Common stock offered by us	6,000,000 shares

Common stock to be outstanding immediately after this offering	21,588,756 shares (22,488,756 shares if the underwriters exercise their option to purchase additional shares in full).

Class A common stock outstanding before this offering	Zero shares.

Class A common stock outstanding after this offering	3,819,732 shares

Underwriters’ option to purchase additional shares	900,000 shares of common stock

Offer price	$14.00 per share

Pricing date	Wednesday, April 17, 2019

Expected closing date	Tuesday, April 23, 2019

Indications of interest

Certain of our existing stockholders, directors and their affiliated entities have indicated an interest in purchasing an aggregate of up to approximately $55.0 million in shares of our common stock in this offering at the initial public offering price per share and on the same terms as the other purchasers in this offering. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, fewer or no shares to any of these potential purchasers, and any of these potential purchasers could determine to purchase more, fewer or no shares in this offering. The underwriters will receive the same underwriting discount and commissions on these shares as they will on any other shares sold to the public in this offering.

Other information

In connection with the initial public offering, one of our stockholders and its affiliated fund elected to convert all 3,819,732 shares of the preferred stock held by such stockholder and affiliated fund into 3,819,732 shares of class A common stock, which is non-voting. Therefore, a total of 3,819,732 of shares of Class A common stock will be outstanding following the closing of this offering.

For more information on the rights of the holders of our common stock and Class A common stock, see “Description of Capital Stock—Common Stock.”

Underwriters:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
SVB Leerink LLC
RBC Capital Markets, LLC
Kempen & Co U.S.A., Inc.

The issuer has filed a Registration Statement on Form S-1 (including the Preliminary Prospectus) with the U.S. Securities and Exchange Commission (the “SEC”). Before you invest, you should read the Preliminary Prospectus in that Registration Statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from the representatives of the underwriters:  BofA Merrill Lynch at (800) 294-1322; SVB Leerink LLC at (800) 808-7525, ext. 6132; or RBC Capital Markets, LLC at (877) 822-4089.